Chadwick Manning Work History

Chadwick Manning is an entrepreneur with a mission to solve global energy problems. He has been recognized for his work as an energy entrepreneur by Forbes as a "30 Under 30" Honoree as well as a Grist 50 Honoree.

Mr. Manning is a the Co-founder and CEO of two start ups currently, Fluux, Inc. and Pulse Power, Inc. Chadwick co-founded and was the founding CEO and then the Chief Strategy Officer of Electriq Power, Inc. Based in Palo Alto, ElectrIQ develops energy storage, monitoring, control and management systems that are designed to be paired with solar technology to lower the cost of energy and provide resiliency to end users and grid operators. While at university, Mr. Manning founded Torero Laundry Services, a pick-up/drop-off laundry service at the University of San Diego, and Fellowship of the Pacific, a non-profit focused on pairing experienced executives with young entrepreneurs to spur innovation.

Prior to founding ElectrIQ, Chadwick headed business development and sales for inDinero, a Y-combinator backed software start-up in San Francisco, and spent three years as a consultant in Silicon Valley at Pricewaterhouse Coopers where he helped venture capitalists and start-ups grow their businesses.

Manning holds a BS and MS in Accounting from the University of San Diego and resides in Palo Alto, California.

Experience:

Fluux, Inc.
CEO, 2019-present

We help people quit vaping using a trojan horse methodology; the FLUUX smartphone case appeals to vape users by resolving issues with storage and charging. Once in use, we gather data that is empowering for users & informative for companies.
We want to be bought by one of our strategic partners in order to reach a higher percentage of vaporizer users across the globe.

YEC
Member, 2017-present

Electriq Power
Co-founder, 2014-2019

ElectrIQ (pronounced electric) Power is an innovative energy storage, monitoring, and management company that develops integrated hardware and intelligent software solutions that empower homeowners and small businesses with more reliable, affordable and sustainable electricity.